

TaDah!

Whole Plant Based
Convenient
Authentic
Ethnic





Flexitarian's Dilemma

- Plant based/healthy often means uninspired flavors



- Not everyone wants overly engineered faux meat that bleeds



- Something other than a bean burrito or veggie nugget



3rd Wave Plantbased

- Flavor focused preparations developed over and used for centuries

- Authentic, convenient, innovative plant based foods

- Ethnic cuisine made modern and approachable



Falafel Street Wraps



TaDah!
FALAFEL STREET WRAP
WITH FETA GREEN PEPPER SALSA
16G PROTEIN
TaDah!
FALAFEL STREET WRAP
WITH SPICY BROWN SUGAR HARISSA HUMMUS
14G PROTEIN
TaDah!
FALAFEL STREET WRAP
WITH FRESH LEMON-GARLIC HUMMUS
14G PROTEIN
TaDah!
FALAFEL STREET WRAP
WITH SWEET-SPICY HARISSA & LEBNI
13G PROTEIN

GF Falafel Poppers


GLUTEN FREE
V+ VEGAN
ARTISANAL ALL NATURAL
TaDāh!
FALAFEL POPPERS
Lemony Roasted Garlic Hummus
made with fresh herbs & blended spices filled with our lemon-garlic hummus
STUFFED CHICKPEA FRITTERS


GLUTEN FREE
V+ VEGAN
ARTISANAL ALL NATURAL
TaDāh!
FALAFEL POPPERS
Cucumber Dill Yogurt
made with fresh herbs & blended spices filled with our creamy tzatziki
STUFFED CHICKPEA FRITTERS


GLUTEN FREE
V+ VEGAN
ARTISANAL ALL NATURAL
TaDāh!
FALAFEL POPPERS
Harissa Hummus
made with fresh herbs & blended spices filled with our sweet-n-spicy harissa hummus
STUFFED CHICKPEA FRITTERS

Today's Shoppers

"Millennials value **convenience** …Many follow special diets such as Veganism or Gluten Free. They are a well educated generation when it comes to food and they love **authenticity**"

– Wendy Dimitri, The CRB Group

"Generation Z, those 17 and under, are the most ethnically diverse cohort…more likely to seek **innovative** and **ethnic cuisines**"

– Melissa Abbot, VP Culinary Insights
    at the Hartman Group



Market Validation

- 31% practice meat-free days

- 36% of consumers buy plant based meals

- About 83% of consumers are adding plant-based foods to their diets to improve health

- 600% increase in people identifying as vegans in the U.S in the last three years



Market Size – Future of Food

The plant-based food market is anticipated to reach a market valuation of US$ 38.4 billion by 2025



Growth Rate = 5.5x Total Food Sales

$5B

$4.5B

$4B

$3.4B

2017 2018 2019 2020

Plant-Based Food Sales



Overall Protein Consumption

50%

Plant-based protein
(estimated by 2050)

KPI

- Over $10M in product sold

- On shelf in 3800+ retail locations

- Available in all major distributors via 32 DC's nationally

- 2020 Sales up 151% from 2019

- Over 900 POD coming on board in 2021

- Projecting $2.8M+ in 2021



Retail Banners

















TaDah in the Media

- **Featured in emotional season 11 premiere of Shark Tank**
- **Received offers from 2 Billionaire Sharks**
- **"I couldn't stop eating the @tadahfoods samples. They were SO delicious, I was stunned they were straight from the package. It's not easy to be eating throughout the segment when you are supposed to be taking notes, but I finished everything on my plate!"**- Daniel Lubetzky



For TaDah, the deal means guidance from an industry titan, beyond just the financial investment. "He aligns so well with the ethos of our company," Sorial said.

"If you want proof that these are worth considering for your next meal – founder John Sorial went into the tank asking for $300,000 and left with a $500,000 investment." - AskMen

Media Coverage

Total Impressions	**118,779,692**
Total Mentions	**38**
Different Outlets	**30**

USA TODAY

CNBC

Taste of Home

heavy.

FOOD BEAST

abc 7

delish

Eat This, Not That!

FOX 5

wework

VegNews

deliMARKET NEWS

WASHINGTON BUSINESS JOURNAL

askmen BECOME A BETTER MAN

HBN HOPKINS BIOTECH NETWORK


FOOD navigator-usa.com

Cincinnati.com


msn | lifestyle

NOSH

Growth Curve



Gross Revenue and Gross Profit %

- Revenue is benefiting from uninterrupted production and strong orders from new and existing retail outlets
- Gross profit % is rising due to delivered model shift, enhanced pricing and production cost savings

Disclaimer: these projections cannot be guaranteed

Net Profitability in 2021



Net income (loss)

- Net profit gain from higher revenue, enhanced gross profit % and strict cost management

Disclaimer: these projections cannot be guaranteed

Debt Structure



Debt balances
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
2020
2021
2022
2023
Total investor (friendly) debt
Total unsecured debt
Total SBA/CARES Act Loans

- Tadah is current with all debt amortization and is committed to rapid debt reduction as cash flow permits
- We anticipate having the PPP loan ($23k) forgiven in Q1 2021. The EIDL loan ($107k) is 3.75% payable over 30 years

Disclaimer: These are forward looking projections and cannot be guaranteed.

The Ask: $1.0M via Reg CF

<u>Investment Dollars</u>

1. Consistent inventory to supply current growing national footprint

2. Team build out in operations, sales, & marketing support

3. Sourcing and process optimization

4. Increased in-store promotions and robust influencer marketing campaign

5. Launch 2-6 new SKUs



Leading the Plantbased 3rd Wave

- Flavor Focused
- National Footprint
- Authentic

- Ethnic
- Convenient
- Socially Conscious

